

July 17, 2013

Via E-mail
Monty Lamirato
Acting Chief Financial Officer
Strategic Environmental & Energy Resources, Inc.
7801 Brighton Road
Commerce City, Colorado 80022

> **Re: Strategic Environmental & Energy Resources, Inc.**
> **Registration Statement on Form 10**
> **Filed June 28, 2013**
> **File No. 000-54987**

Dear Mr. Lamirato:

We have reviewed your response letter and the above-referenced filing and have the following comments.

Income Taxes, page 6

1. We note your revised disclosure in response to comment four of our letter dated June 17, 2013. Please revise your disclosure to also include a discussion of your liability for outstanding federal and state payroll taxes, including disclosure of the current amount of the outstanding balance and that the IRS has filed a notice of federal tax lien against certain of your assets. Please also disclose in the liquidity section of your Management's Discussion and Analysis your obligation to pay $25,000 per month to the IRS under the Installment Plan including how you expect to make such payments.

Management Discussion and Analysis of Financial Condition and Results…page 14

Results of Operations for the year ended December 31, 2012…, page 15

2. We note your response to comment 22 of our letter dated June 17, 2013. Please provide the following for all periods presented:

    • You indicate that the increase in revenue is primarily attributable to the increase in revenues from your industrial cleaning segment of $743,000 offset by a reduction in revenues from your environmental solutions segment of approximately $349,000. Please also discuss the decrease in revenues from your railcar cleaning segment and the business reasons for this decrease in revenues;

- With regards to your operating costs, you disclosed that the increase in service costs in your industrial and railcar cleaning segment from 2011 to 2012 is directly attributable to an increase in service income from 2011 to 2012. However, it appears that your railcar service income decreased from 2011 to 2012. Please advise accordingly. Please also provide a more robust explanation for the changes in product costs and service costs by segment. You disclosed that you have seen an improved service margin in 2012 compared to 2011 without further explanation as to why your service margin has increased. You indicate that certain efficiencies are achieved as revenues increase. Please specifically discuss the impact of the decrease in revenues in your railcar cleaning segment and the impact this had on service margin. In this regard, please also discuss your service margin for both your industrial cleaning and railcar cleaning segments. Please also discuss product margin for your environmental solutions segment; and

- You indicate that other expense was $67,800 in 2012 and $338,600 in 2011. However, on page F-3, your statements of operations show other expense of $275,400 in 2011. Please revise your discussion accordingly. Please also discuss the reasons for the increase in interest expense from 2011 to 2012; and

- Please enhance your disclosure to discuss the business reasons for the changes between periods in the significant line items of each of your segments. While your current disclosure discusses certain line items in several of your segments, your current disclosure does not provide a clear discussion of each of your segments. Please consider discussing each segment separately so that an investor can get a clearer picture of your results of operations for each of your segments.

Changes in Cash Flow, page 16

Operating Activities, page 16

3. We note your response to comment 23 from our letter dated June 17, 2013. Please also expand your disclosure for the quarter ended March 31, 2013 to discuss the components that resulted in the decrease in cash flows used by operations as well as the underlying reasons for changes in these components. Please specifically discuss the changes in account receivables, costs in excess of billings on uncompleted contracts, prepaid expenses and other assets, accounts payable and billings in excess of revenue on uncompleted contracts. Please also explain what you mean by the timing of cash receipts and cash disbursements affects your operating assets and cash balances.

Directors and Executive Officers, page 18

4. We note your revisions in response to comment 25 of our letter dated June 17, 2013, however the new disclosure does not appear tailored to each individual director. Please revise your disclosure accordingly. In addition, we note that you state that each director served on the board of both public and private entities. To the extent any of the directors was a director

during the past five years with any company that has a class of securities registered pursuant to Section 12 of the Exchange Act, subject to the requirements of Section 15(d) of the Exchange Act, or is a company registered under the Investment Company Act of 1940, please name such company.

<u>Recent Sales of Unregistered Securities, page 28</u>

5. We note your revised disclosure in response to comment 31 of our letter dated June 17, 2013. Please further revise your disclosure to include all of the information required by Item 701 of Regulation S-K including the persons or class of persons to whom the securities were sold. We note that the disclosure does not identify the purchaser for most of the sales listed in this section.

<u>Financial Statements</u>

<u>Consolidated Statement of Stockholders Equity (Deficit), page F-4</u>
<u>Consolidated Statement of Cash Flows, page F-5</u>

6. We note your response to comment 36 from our letter dated June 17, 2013. Please revise the supplemental disclosures of noncash financing and investing activities within your Consolidated Statement of Cash Flows to separately disclose the conversion of notes payable and conversion of bridge loans and interest so that these conversions can be easily referenced to the 2012 common stock transactions in footnote 12 on page F-19. Please also address the appropriateness of including the $305,800 gain on conversion of debt to equity in your supplemental disclosures of noncash financing and investing. We note that you have appropriately reflected the gain as an adjustment to reconcile net loss to net cash provided by operating activities.

<u>Note 2 – Summary of Significant Accounting Policies, page F-8</u>

<u>Revenue Recognition, page F- 10</u>

7. We note your response to comment 37 from our letter dated June 17, 2013. Please also disclose your accounting policy for claims on your percentage-of-completion contracts, if applicable. Refer to ASC 605-35-50-6 through 50-8.

8. In your prior filing, you included disclosures regarding the method for measuring extent of progress to toward completion (ratio of costs incurred to date to total estimated contract costs) and provisions for estimated losses on uncompleted contracts. Please revise your disclosures to include similar disclosures in this Form 10-12G as well. Refer to ASC 605-35-50-2 and ASC 605-35-45-1 through 45-2.

Note 12 – Equity Transactions, page F-19

2012 Common Stock Transactions, page F-19

9. We note your responses to comments 39, 41 and 42 from our letter dated June 17, 2013. We have the following comments:

- Please tell us the dates and cash price(s) received from the various private placements during 2012 as well as the Pink Sheet trading price on those dates;

- With regard to your material 2012 common stock transactions, including those related to the common stock associated with your convertible debt securities transactions, please provide us with a comprehensive explanation of your valuation method, including the significant estimates and assumptions used. Please tell us the actual stock price on the Pink Sheets on the date of each material transaction.

- For all of your convertible securities, please disclose and clarify what fair values you are using to determine whether your convertible instruments have a beneficial conversion feature.

Note 18 - Subsequent Events, page F-26

10. We note your response to comment 44 from our letter dated June 17, 2013. Please specifically disclose the actual date through which subsequent events have been evaluated. Your current disclosure seems to only reference your private placement sale of common stock and warrants rather than your subsequent events. Please also disclose whether that date is the date that the financial statements were issued or the date the financial statements were available to be issued. Please also revise your subsequent events footnote on page F-39 as well. Refer to ASC 855-10-50-1.

Exhibits

11. We note your response to comment 32 of our letter dated June 17, 2013, including your statement that the registration rights agreement mentioned in the ATMI convertible note was never executed. We are unable to locate a reference to the "ATMI convertible note" or a registration rights agreement. Please advise. Please also confirm that you have filed all instruments defining the rights of holders of long-term debt where the amount of securities authorized thereunder exceeds 10 percent of the total assets of the company. See Item 601(b)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or Jeanne Baker, Staff Accountant, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director